Exhibit 99.1

UTStarcom Announces Withdrawal of Non-Binding Going Private Proposal and Appointment of New Director

Beijing, November 1, 2013 — UTStarcom Holdings Corp. (“UTStarcom” or the “Company”) (NASDAQ: UTSI), a leading provider of media operational support services and broadband equipment products and services, today announced that the Special Committee of its Board of Directors has received a notice from one of the directors of the Company, Mr. Hong Liang Lu, and entities affiliated with him, and Shah Capital Opportunity Fund LP (“Shah Capital”) and Mr. Himanshu H. Shah that they have unanimously determined to withdraw the non-binding going private proposal dated March 27, 2013.

The Company’s Board of Directors also appointed Mr. Himanshu H. Shah as a new director, effective November 1, 2013. Mr. Shah receives no compensation for his directorship. With Mr. Shah’s appointment, UTStarcom’s Board of Directors will consist of eight directors.

Mr. Shah currently serves as the founder, president and chief investment officer of Shah Capital and he has more than twenty years of experience in the global capital markets. Mr. Shah received his master of business administration degree from the University of Akron and his bachelor of commerce degree from Gujarat University in India.

Mr. William Wong, UTStarcom’s chief executive officer, stated, “UTStarcom is committed to continuing to execute its previously announced strategic plan to transform the Company into a higher-growth, more profitable business focused on providing next generation media services and broadband equipment products.”

“Also, we welcome Mr. Shah to the Board of Directors. The full Board looks forward to working closely together to drive our strategic plan forward and to explore all appropriate opportunities to maximize value for all our shareholders.”

About UTStarcom Holdings Corp.

UTStarcom is focused on providing next generation media operational support services in the rapidly growing markets for TV over IP services and broadband equipment products and services.  UTStarcom is committed to meeting the evolving needs of cable and broadband service providers to enable a more personalized entertainment experience. The Company sells its media operational support services and broadband equipment products and services to operators in both emerging and established broadband and cable markets around the world.

UTStarcom was founded in 1991 and has traded on NASDAQ in 2000.  It has operational headquarters in Beijing, China and research and development operations in China and India.  In 2011, the Company deployed a revamped growth strategy that concentrates on providing media operation support services. For more information about UTStarcom, visit the Company’s Web site at http://www.utstar.com.

Forward-looking Statements

This press release includes forward-looking statements, including statements regarding the Company’s strategic initiatives and the Company’s business outlook. These statements are forward-looking in nature and subject to risks and uncertainties that may cause actual results to differ materially and adversely from the Company’s current expectations. These include risks and uncertainties related to, among other things, changes in the financial condition and cash position of the Company, changes in the composition of the Company’s management and their effect on the Company, the Company’s ability to realize anticipated results of operational improvements and benefits of the divestiture transaction, the ability to successfully identify and acquire appropriate technologies and businesses for inorganic growth and to integrate such acquisitions, the ability to internally innovate and develop new products, assumptions the Company makes regarding the growth of the market and the success of the Company’s offerings in the market, and the Company’s ability to execute its business plan and manage regulatory matters.  The risks and uncertainties also include the risk factors identified in the Company’s latest annual report on Form 20-F and current reports on Form 6-K as filed with the Securities and Exchange Commission. The Company is in a period of strategic transition and the conduct of its business is exposed to additional risks as a result. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release, which may change, and the Company assumes no obligation to update any such forward-looking statements.

For investor and media inquiries, please contact:

Jane Zuo

UTStarcom Holdings Corp.

Tel: +86-10-5638-3693

Email: jane.zuo@utstar.com

May Shen (Beijing)

Tel: +86-10-8591-1951

Email: May.Shen@fticonsulting.com

Daniel DelRe (Hong Kong)

Tel: +852-3768-4547

Email: Daniel.DelRe@fticonsulting.com

Rob Dougherty (San Francisco)

Tel: + 415-293-4427

Email: Rob.Dougherty@fticonsulting.com